

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2021

Peter Goldstein
General Counsel
GAMCO INVESTORS, INC. ET AL
One Corporate Center
Rye, New York 10580

      Re: GAMCO INVESTORS, INC. ET AL
          Registration Statement on Form S-3
          Filed July 21, 2021
          File No. 333-258065

Dear Mr. Goldstein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance